

March 30, 2022

Brian McFadden
Chief Executive Officer
Cryptyde, Inc.
2009 9th Avenue North, Suite 220
Safety Harbor, Florida 34695

   Re: Cryptyde, Inc.
     Amendment No. 2 to Form 10
     Filed March 18, 2022
     File No. 001-41033

Dear Mr. McFadden:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-12B/A filed March 18, 2022

Exclusive Forum Selection, page 79

1. We note your disclosure that your certificate of incorporation will not include actions arising under the under the Securities Act or Exchange Act. Paragraph Eighth of your certificate of incorporation, filed as exhibit 3.1 to your information statement, provides that in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any action including claims brought under the Securities Act or the Exchange Act "the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware..." Please revise your disclosure to address this inconsistency. Further, please provide risk factor disclosure that clearly and prominently describes your exclusive forum provision, describe any risks or other impacts on investors, and addresses any uncertainty about enforceability.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing